Cynthia M. Krus
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

February 12, 2008

RE: MCG Capital Corporation ("Fund")
     File Nos.: 333-148805; 814-239

Dear Ms. Krus:

On January 23, 2008, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940. The purpose of the registration statement is to register additional shares to be sold in connection with a transferable rights offering to existing shareholders.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. You have represented that the disclosure is substantially similar to the disclosure contained in the registration statement the Fund filed on April 30, 2007, and de declared effective on June 29, 2007. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1.   The disclosure states that stockholders will receive one right for every seven outstanding shares of common stock owned on the record date and the rights entitle the holders to purchase one new share of common stock for every right held. In your response letter, confirm whether this structure conforms with the conditions established in the No-Action Letter issued to the Association of Publicly Traded Investment Companies (August 2, 1985).

2.   In the paragraph above the Table of Contents, please state that the prospectus will be amended to reflect material changes.

3.   Securitization Transactions—Please disclose the percentage of the portfolio that is transferred to special purpose financing entities and whether the transactions are on a recourse or non-recourse basis. Also, define "consolidated bankruptcy remote special purpose entities."

4.   Please state in your letter whether or not the fees and expense table assume that all of the rights are exercised.

5.   Footnotes (b) to the fee table states that the expenses associated with the administration of the dividend reinvestment plan are included in "Operating Expenses." Please explain in your letter why these fees are not included in the shareholder transaction expenses in the line "Dividend Reinvestment Plan."

6.   Consider including a statement in footnote (a) that shareholders that exercise their rights through a financial intermediary may be responsible for paying any fees charged by that institution.

General Comments

7.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

8.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all Information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel